EXHIBIT 99.1

For Immediate Release 21-31-TR	Date:	August 13, 2021

Teck Reports Resumption of Production at Trail Operations

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that the oxygen plant at Trail has been restarted following an improvement in air quality that had been affected by smoke from wildfires in southwestern British Columbia. Operations at the Trail metallurgical facility are ramping back up to full capacity.

However, while production has resumed there remains a risk of further smoke from wildfires and additional outages of the oxygen plant as long as the fire season continues. Regional air quality conditions are being actively monitored and Trail Operations has response plans in place to protect employee safety. Guidance will be updated if necessary after fire risks subside.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release. These forward-looking statements include the statements that operations at the Trail metallurgical facility are ramping up back up to full capacity; and the expectation that full capacity can be achieved. These statements are based on assumptions regarding the impact of smoke from wildfires and additional outages of the oxygen plant, as well as assumptions that no other factors impact ramp-up to full capacity. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially. Factors that may cause actual results to vary materially include, but are not limited to, impacts from smoke from wildfires, as well as unanticipated operational difficulties (including failure of equipment or processes to operate in accordance with specifications or expectations, fires or other natural disasters, unavailability of materials and equipment, and unanticipated events related to health, safety and environmental matters). We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the

Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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